O’Melveny & Myers LLP 1301 Avenue of the Americas Suite 1700 New York, NY 10019-6022	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 00843562-000002

VIA EDGAR

March 20, 2025

Attention:	Laura McKenzie

Nicholas Panos

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sunrise Realty Trust, Inc. Schedule 13D filed December 26, 2024 by Leonard M. Tannenbaum

File No. 005-94657

Dear Ms. McKenzie and Mr. Panos:

This letter sets forth responses on behalf of Mr. Leonard M. Tannenbaum, the reporting person (the “Reporting Person”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated March 5, 2025 (the “Comment Letter”) regarding the Reporting Person’s Schedule 13D filed on December 26, 2024 (File No. 005-94657).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Schedule 13D filed December 26, 2024

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was July 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July 9, 2024, event date, the Schedule 13D submitted on December 26, 2024, was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Schedule 13D was not filed within the required five business days after the date of the event due to an oversight on the part of the Reporting Person. Upon the Reporting Person becoming aware of the oversight, they caused the Schedule 13D to be filed as promptly as possible. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline, particularly as the information required by the Schedule 13D filing was otherwise disclosed in Sunrise Realty Trust, Inc.’s (the “Company”) public filings at the time of the event or within the required five business days after the date of the event, including in the section titled “Security Ownership of Certain Beneficial Owners and Management” of the Registration Statement on Form 10 filed on June 28, 2024 (File No. 001-41971) and the Form 4 filed by the Reporting Person on July 12, 2024. In addition, the information required by any amendment to the Schedule 13D prior to the filing of the delinquent Schedule 13D was timely disclosed by the Reporting Person pursuant to their Form 4s filed in connection with various transactions that occurred prior to the discovery of the oversight and filing of the delinquent Schedule 13D. The Reporting Person respectfully advises the Staff that future filings with respect to their beneficial ownership in the Company will be timely made in accordance with Rule 13d-1(a) of Regulation 13D-G.

2.	We noticed securities have been purchased between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. While the disclosure under Item 3, referred to in the response to Item 5(c), references “various market purchases” and their price ranges, compliance with Item 5(c) of Schedule 13D and the Instruction thereto requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.” Please revise to specify the required information for each relevant transaction, or advise.

The Reporting Person respectively acknowledges the Staff’s comment and has revised Item 3 to include the additional information required by Item 5(c) for each relevant transaction and is filing a second amended Schedule 13D.

If you have any questions regarding the foregoing, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Leonard M. Tannenbaum, Executive Chairman, Sunrise Realty Trust, Inc.